A Leading Financial Institution in the US

Selected Sapiens DECISION

New Jersey – June 18, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, announced today that a leading financial institution in the U.S. has selected Sapiens DECISION, a business decision management system, as a key component to support their operations.

With Sapiens DECISION, this leading financial institution plans to optimize the results in the execution of key operations and to be utilized as a central repository of business and regulatory rules, enabling the required flexibility to meet the ongoing business needs and comply with the industry regulations and standards.

Roni Al-Dor, President and CEO of Sapiens, commented, “We consider it as a vote of confidence in Sapiens and we look forward to implementing DECISION at this prestigious financial institution to enable a high quality and lower cost of rules management with better compliance with policy and regulations.”

Tomer Srulevich, Executive Vice President, Sales and Operation for Sapiens DECISION added, “The constant change in the financial services market generated the need for DECISION. Financial institutions are recognizing the fundamental need to shift their focus to a cross-organization, standardized single-point-of-truth of business logic from which to generate rules to enable consistent and accurate execution.”

Janet Eakes, Business Owner Financial Services for Sapiens DECISION, “The financial institutions that are implementing DECISION are reaching unprecedented levels of efficiency and accuracy in the application and compliance of business policy and regulations and, thus, creating substantial competitive advantage. DECISION is becoming a preferred solution for quickly achieving comprehensive compliance.”

Sapiens DECISION is a proven solution with measurable results. It gives you the ability to respond to the market faster; manage change and achieve financial benefits quicker; and introduce new products sooner and confidently – cost effectively. Already deployed by several leading global financial institutions, DECISION is a modern Business Decision Management Solution to ensure compliance with business policy and financial regulations. DECISION moves businesses away from the instability of having rules spread throughout various systems, and consolidates them into an organized, single repository, eliminating the need for costly complex projects that are currently necessary to implement change. With DECISION you get:

•	Substantial Cost Reduction
•	Complete Clarity and Compliance
•	Agile Manageability and Reusability

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com